FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2019

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Agreement with Phoenix Tower International	2

TELEFÓNICA, S.A. (“Telefónica” or the “Company”) in compliance with the Securities Market legislation, hereby communicates the following

RELEVANT INFORMATION

Telefónica has agreed with Phoenix Tower International the sale of 2,029 mobile telecommunications towers of Telefónica Ecuador and Telefónica Colombia for a total amount of approximately 290 million euros. The transaction includes the sale of 1,408 towers of Telefónica Ecuador for 202 million euros and 621 towers of Telefónica Colombia for 87 million euros.

This transaction is part of the Company's plans to accelerate the monetization of its extensive portfolio of mobile telecommunications towers, as announced on September 10, and as part of its strategy to crystallise the value of the Group’s infrastructure, focused on creating shareholder value by improving the return on capital employed.

Madrid, December 23, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	December 23, 2019	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors